UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED THERAPEUTICS CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share, with an Exercise Price Greater than $65.00
Per Share

(Title of Class of Securities)

91307C102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Martine A. Rothblatt
Chairman and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, Maryland 20910
(301) 608-9292

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen I. Glover
Anne L. Benedict
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$25,400,000	$998.06

(1)                                  Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $25,400,000 calculated using the Black-Scholes method based on a price per share of common stock of $50.04, the average of the high and low prices of the Issuer’s common stock as reported on the NASDAQ Global Select Market on November 24, 2008.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.                                        Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 26, 2008, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.                                        Subject Company Information

(a)                                  Name and Address. The issuer is United Therapeutics Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1100 Spring Street, Silver Spring, MD 20910 and the telephone number of its principal executive offices is (301) 608-9292.

(b)                                 Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the United Therapeutics Corporation Amended and Restated Equity Incentive Plan (the “Plan”) that have an exercise price per share greater than $65.00 (the “Eligible Options”) on a one-for-one basis for the grant of a new option to purchase shares of the Company’s common stock (the “New Options”). Each New Option will be issued under the Plan. As of November 24, 2008, options to purchase approximately 2,092,294 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(E).

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Price Range of Our Common Stock” and “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)                                  Trading Market and Price. The information set forth in the Offer to Exchange under “This Exchange Offer–Price Range of Our Common Stock” is incorporated herein by reference.

Item 3.                                        Identity and Background of Filing Person

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 4.                                        Terms of the Transaction

(a)                                  Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Exchange Offer–Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “This Exchange Offer–Procedures for Tendering Eligible Options,” “This Exchange Offer–Withdrawal Rights,” “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options,” “This Exchange Offer–Conditions of This Exchange Offer,” “This Exchange Offer–Source and Amount of Consideration; Terms of New Options,” “This Exchange Offer–Information Concerning Us; Financial Information,” “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer,” “This Exchange Offer–Legal Matters; Regulatory Approvals,” “This Exchange Offer–Material United States Tax Consequences,” “This Exchange Offer–Material Non-U.S. Tax Consequences” and “This Exchange Offer–Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b)                                 Purchases. The Company’s directors and officers will be eligible to participate in the exchange offer on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 5.                                        Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Exchange Offer–Procedures for Tendering Eligible Options” and “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The Plan and the related form of award agreements attached hereto as Exhibits (d)(1)-(d)(4) also contain information regarding the Company’s securities.

Item 6.                                        Purposes of the Transaction and Plans or Proposals

(a)                                  Purposes. The information set forth in the Offer to Exchange under “This Exchange Offer–Purpose of This Exchange Offer” is incorporated herein by reference.

(b)                                 Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Exchange Offer–Acceptance of Eligible Options for Exchange; Issuance of New Options” and “This Exchange Offer–Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer” is incorporated herein by reference.

(c)                                  Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 7.                                        Source and Amount of Funds or Other Consideration

(a)                                  Source of Funds. The information set forth in the Offer to Exchange under “This Exchange Offer–Source and Amount of Consideration; Terms of New Options” and “This Exchange Offer–Fees and Expenses” is incorporated herein by reference.

(b)                                 Conditions. The information set forth in the Offer to Exchange under “This Exchange Offer–Conditions of This Exchange Offer” is incorporated herein by reference.

(d)                                 Borrowed Funds. Not applicable.

Item 8.                                        Interest in Securities of the Subject Company

(a)                                  Securities Ownership. The information set forth in the Offer to Exchange under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b)                                 Securities Transactions. The information set forth in the Offer to Exchange under “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

Item 9.                                        Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10.                                 Financial Statements

(a)                                  Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in Item 1. Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 is incorporated herein by reference. The financial information contained in the Offer to Exchange under “This Exchange Offer–Information Concerning Us; Financial Information” and referenced in “This Exchange Offer–Additional Information” is incorporated herein by reference.

(b)                                 Pro Forma Information. Not applicable.

Item 11.                                 Additional Information

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Exchange Offer–Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “This Exchange Offer–Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)                                 Other Material Information. Not applicable.

Item 12.                                 Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)	Form of E-mail Communication to Eligible Optionholders of United Therapeutics Corporation.

(a)(1)(C)	Form of E-mail Communication to Eligible Optionholders from Martine A. Rothblatt.

(a)(1)(D)	Form of Communication to Eligible Optionholders of United Therapeutics Corporation.

(a)(1)(E)	Election Form.

(a)(1)(F)	Notice of Withdrawal.

(a)(1)(G)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(H)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(I)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(K)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(L)	Form of Reminder Communication to Eligible Optionholders about the Exchange Offer.

(a)(1)(M)	Form of E-mail Communication Regarding New Grant.

(b)	Not applicable.

(d)(1)	United Therapeutics Corporation Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2004.

(d)(2)	Form of Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed on December 17, 2004.

(d)(3)	Form of Non-Employee Stock Option Award Agreement, incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed on December 17, 2004.

Exhibit No.	Description

(d)(4)	Form of Notice of Grant.

(g)	Not applicable.

(h)	Not applicable

Item 13.                                 Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

UNITED THERAPEUTICS CORPORATION

By:	/s/ Paul A. Mahon

Name:	Paul A. Mahon
Title:	General Counsel

Date: November 26, 2008